EXHIBIT 99.1

TOP Ships Inc. Announces Pricing of Approximately $10 Million Underwritten Public Offering

ATHENS, Greece, Sept. 11, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”) (NASDAQ:TOPS) announces the pricing of an underwritten public offering of 1,580,000 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and warrants to purchase up to 1,580,000 of the Company’s common shares. Each common share is being sold together with one warrant to purchase one common share at a combined price to the public of $6.30 per share and warrant. The common shares or pre-funded warrants and the accompanying warrants can only be purchased together in this offering, but will be issued separately and will be immediately separable upon issuance. Gross proceeds, before underwriting discounts and commissions and estimated offering expenses, are expected to be $9.95 million.

The warrants will be immediately exercisable at a price of $8.19 per common share and will expire on December 31, 2019. There is not expected to be any trading market established for the warrants. The warrants also provide that if during the period of time between the date that is the earlier of (i) 30 days from the closing date and (ii) the trading day on which a total of more than 4.74 million common shares have traded since the closing date of this offering and if the volume weighted-average price of the common shares immediately prior to the exercise date is lower than the then-applicable exercise price per share, each warrant may be exercised, at the option of the holder, on a cashless basis for 0.7 of a common share.

The offering is expected to close on or about September 13, 2019, subject to customary closing conditions.

Maxim Group LLC is the sole bookrunning manager in connection with the offering.

The offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-232851) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on September 11, 2019. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Electronic copies of the final prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745. Before investing in this offering, interested parties should read in their entirety the registration statement that the Company has filed with the SEC, which provides additional information about the Company and this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About TOP Ships Inc.
TOP Ships Inc. (NASDAQ:TOPS) is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements
Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org